Exhibit (12)
CLEARWATER PAPER CORPORATION
Computation of Ratio of Earnings to Fixed Charges
(Dollars in thousands)

	Years Ended December 31,
	2014	2013	2012	2011	2010
Earnings before income taxes	$16,241	$38,234	$111,591	$70,920	$76,196
Add: Fixed charges	72,407	69,390	53,974	55,706	27,382
Subtract: Capitalized interest	—	—	(12,570)	(3,705)	(480)
Earnings available for fixed charges	$88,648	$107,624	$152,995	$122,921	$103,098
Fixed charges:
Interest expense[1]	$63,570	$61,094	$33,796	$44,809	$22,571
Rental expense factor [2]	8,837	8,296	7,608	7,192	4,331
Capitalized interest	—	—	12,570	3,705	480
Total fixed charges	$72,407	$69,390	$53,974	$55,706	$27,382
Ratio of earnings to fixed charges	1.2	1.6	2.8	2.2	3.8

[1]	Interest expense, net for the years ended December 31, 2014 and 2013 includes debt retirement costs of $24.4 million and $17.1 million, respectively.

[2]	“Rental expense factor” is the portion of rental expense estimated to be representative of the interest factor within rental expense.
The ratio of earnings to fixed charges is computed by dividing earnings available for fixed charges by fixed charges. Earnings available for fixed charges represent earnings before income taxes and fixed charges excluding capitalized interest. Fixed charges consist of interest expense, capitalized interest and the rental expense factor discussed above.